Exhibit 99.2

NICE Actimize Unveils Xceed, a Next-Generation AI-Powered Financial Crime
Risk Management Cloud Platform

The Xceed AI cloud-native platform revolutionizes AML and fraud prevention for financial services organizations of any size, dramatically accelerating their cloud and digital transformations

Hoboken, NJ, August 19, 2020 – NICE Actimize (Nasdaq: NICE) today announced the launch of its newest platform, NICE Actimize Xceed, which integrates best-in-class AI, data intelligence, behavioral analytics, and insights within a unified cloud platform designed to bring agility to financial institutions of all sizes, including community and regional banks, that are looking to modernize their financial crime risk management solutions.

Xceed combines the most advanced capabilities of both Guardian Analytics and NICE Actimize providing full coverage for both anti-money laundering and fraud prevention.

With “Always On” AI-based technology, NICE Actimize Xceed’s self-learning capabilities immediately and autonomously adapt to new threats, helping financial institutions meet today’s dynamic risk management needs with laser accuracy, speed and simplicity, and without the need for a team of data scientists. The new platform, which includes the industry’s most advanced real-time behavioral analytics and machine learning capabilities, will offer simplified cloud deployments while optimizing operational resource efficiency.

The Xceed platform is the newest addition to the NICE Actimize offering and is joining X-Sight which is quickly becoming the leading platform for many of the largest financial services organizations worldwide. With the addition of Xceed, NICE Actimize now brings its unmatched AI and cloud technologies to financial services of any size, meeting the unique requirements of small and mid-size organizations that can now enjoy capabilities which up until now were available only for organizations at large scale.

“We are pleased to bring our customers the unique combination of proven expertise with best-in-class innovation in both Artificial Intelligence and the cloud, presenting a major opportunity to further support financial services organizations of all sizes. Xceed is based on the proven AI models deployed at hundreds of Guardian Analytics and Actimize customers, leveraging the best innovations of both and bringing the industry its most advanced machine learning capabilities for complete financial crime risk management coverage,” said Craig Costigan, CEO, NICE Actimize.

To learn more about Xceed, please join the upcoming webinar: “Xceed - The Power of Always on AI” on September 1, 2020.  For additional information on NICE Actimize Xceed, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.